Exhibit 99.1

News Release CRESTWOOD EQUITY PARTNERS LP CRESTWOOD MIDSTREAM PARTNERS LP 700 Louisiana Street, Suite 2550 Houston, TX 77002 www.crestwoodlp.com

Crestwood Equity Partners LP and Crestwood Midstream Partners LP

Announce Merger Agreement

Permanent elimination of incentive distribution rights provides significant improvement to

Crestwood’s cost of capital

Immediately improved coverage ratio; Repositioned for accelerated future distribution growth

Simplification of corporate structure streamlines corporate strategy and operating footprint and improves Crestwood’s competitive position

HOUSTON, TEXAS, May 6, 2015 – Crestwood Equity Partners LP (NYSE: CEQP) (“Crestwood Equity”) and Crestwood Midstream Partners LP (NYSE: CMLP) (“Crestwood Midstream”) (collectively “Crestwood”) today announced the signing of a definitive agreement to merge the two partnerships and simplify Crestwood’s corporate structure into a single publicly-traded partnership with a consolidated enterprise value of approximately $7.5 billion.

Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of Crestwood Equity and Crestwood Midstream, based on the unanimous approval and recommendation of their respective conflicts committees, which each consisted entirely of independent directors, Crestwood Midstream will merge with a newly formed subsidiary of Crestwood Equity in a merger in which Crestwood Midstream unitholders will receive 2.75 units of Crestwood Equity for each unit of Crestwood Midstream they own, representing a 17% premium to the closing price of Crestwood Midstream’s units as of May 5, 2015. Following the completion of the merger, Crestwood Midstream will cease to be a publicly traded partnership but will survive as a wholly-owned subsidiary of Crestwood Equity, and the incentive distribution rights of Crestwood Midstream will be permanently eliminated. Crestwood Holdings LLC will continue to own the general partner of Crestwood Equity, which will continue to be listed on the NYSE under the ticker symbol CEQP.

“Over the last year, Crestwood has evaluated a number of strategic alternatives to improve our competitive position in the marketplace and unlock the true value of our asset portfolio,” said Robert G. Phillips, Chairman, President and CEO of Crestwood. “By combining our partnerships and simplifying our corporate structure, we are better able to execute on our strategic objectives of fundamental value creation through providing first-class customer service and by executing on organic expansion and acquisition opportunities around our portfolio of midstream assets.”

“Through all market cycles, particularly during periods of challenging commodity price cycles like we are currently enduring, cost of capital remains a critical driver of competitive positioning in the marketplace,” added Phillips. “We have visibility to greater than $3.0 billion of investment opportunities around our asset footprint largely focused on the majority

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of the premier shale plays in North America. The permanent elimination of our incentive distribution rights immediately improves our future cost of capital and better positions Crestwood to capture our share of the opportunities in front of us.”

Strategic Highlights

•	Immediately improved cost of capital: Permanent elimination of Crestwood’s incentive distribution rights drives immediate cost of capital improvement that allows the partnership to be more competitive for future growth opportunities.

•	Greater growth and stability in distributions: Pro forma for the transaction, Crestwood Equity is immediately able to cover the current $0.55 per unit distribution and provide for longer-term distribution increases to all unitholders more in-line with the embedded growth of the asset portfolio.

•	Drives unified corporate strategy: The transaction eliminates perceived conflicts of interest arising from financial complexity and allows the combined partnership to focus exclusively on its core strategy of servicing the full midstream value chain in the premier shale plays in North America.

•	Simplified corporate structure more appealing to all stakeholders: Creates a simplified entity that should attract a broader universe of investors as well as an improved credit profile due to the elimination of structural subordination in our capital structure. Further, the simplification of Crestwood’s governance structure better positions the partnership to participate in the continuing trend of industry consolidation.

•	Further reductions to administrative costs: As a result of consolidating into a single public entity, Crestwood estimates another $5 million of incremental cost savings can be achieved and added to the $25 million to $30 million run-rate savings identified as a part of Crestwood’s 2015 cost reduction initiatives.

Approvals

The transaction is expected to close in the third quarter of 2015 and is subject to customary closing conditions, including approval of a majority of the unitholders of Crestwood Midstream. Crestwood Holdings LLC has entered into a support agreement to vote its limited partner interests in favor of the transaction. Magnetar Capital, affiliates of GSO Capital Partners LP, and GE Energy Financial Services, a unit of GE, (collectively, the “Class A Preferred Holders”), have entered into agreements by which they agreed, subject to certain conditions specified in such agreements, to receive new preferred units in Crestwood Equity under substantially equivalent terms in exchange for their existing preferred units in Crestwood Midstream. Additionally, under the terms of the existing Crestwood Midstream Class A Preferred Units, the Class A Preferred Holders, who have indicated their current intent to support the transaction, have the right to vote their units with the Crestwood Midstream common unitholders on an “as converted” basis. Collectively, Crestwood Equity, Crestwood Holdings, Crestwood management, the boards of directors, and the Class A Preferred Holders own approximately 26% of the total Crestwood Midstream units outstanding.

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Advisors

Citigroup Global Markets Inc. acted as exclusive financial advisor to Crestwood, and Andrews Kurth LLP and Simpson Thacher & Bartlett LLP acted as legal counsel to Crestwood. Evercore Partners served as exclusive financial advisor to the Conflicts Committee of the Crestwood Equity Board of Directors and provided a fairness opinion on the proposed transaction, and Locke Lord LLP served as legal counsel to the Crestwood Equity Conflicts Committee. Tudor, Pickering, Holt & Co. served as exclusive financial advisor to the Conflicts Committee of the Crestwood Midstream Board of Directors, and Paul Hastings LLP served as legal counsel to the Crestwood Midstream Conflicts Committee.

Conference Call

Management will host a conference call for investors and analysts of Crestwood today at 9:00 a.m. Eastern Time (8:00 a.m. Central Time) which will be broadcast live over the Internet. Investors may participate in the call either by phone or audio webcast.

By Phone:	Dial 201-689-8037 or 877-407-8037 at least 10 minutes before the call and ask for the Crestwood Earnings Call. A replay will be available for 7 days by dialing 877-660-6853 or 201-612-7415 and using the access code 13608046#.

By Webcast:	Connect to the webcast via the “Presentations” page of Crestwood’s Investor Relations website at www.crestwoodlp.com. Please log in at least 10 minutes in advance to register and download any necessary software. A replay will be available shortly after the call for 90 days.

Additional Information and Where to Find It

This press release contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

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Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may result from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of

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materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

About Crestwood Midstream Partners LP

Houston, Texas, based Crestwood Midstream (NYSE: CMLP) is a master limited partnership that owns and operates midstream businesses in multiple unconventional shale resource plays across the United States. Crestwood Midstream is engaged in the gathering, processing, treating, compression, storage and transportation of natural gas; storage, transportation and terminalling of NGLs; and gathering, storage, terminalling and marketing of crude oil.

About Crestwood Equity Partners LP

Houston, Texas, based Crestwood Equity Partners LP (NYSE: CEQP) is a master limited partnership that owns the general partner interest, including the incentive distribution rights and approximately 4% of the outstanding common units of Crestwood Midstream. In addition, Crestwood Equity’s operations include an NGL supply and logistics business that serves customers in the United States and Canada.

Source: Crestwood Midstream Partners LP

Crestwood Equity Partners LP

Crestwood Midstream Partners LP

Investor Contact

Josh Wannarka, 713-380-3081

josh.wannarka@crestwoodlp.com

Vice President, Investor Relations

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